DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

($175)

FILED # C2969-04

FEB 0 6 2004

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
~~For Nevada Profit Corporations~~
(Pursuant to NRS 78.1955)

1. Name of corporation:

Aquagen International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

The voting powers, designations, preferences, limitations, restrictions and relative rights of Aquagen International, Inc.'s Series A Preferred Stock are included in Exhibit "A," attached to this Certificate of Designation and incorporated herein by reference. By this designation, Aquagen International will issue 6,000,000 shares of Series A Preferred Stock.

3. Effective date of filing (optional): 2/5/04

(must not be later than 90 days after the certificate is filed)

4. Officer Signature: [signature]

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.

EXHIBIT "A" TO
CERTIFICATE OF DESIGNATION OF
AQUAGEN INTERNATIONAL, INC.'S
SERIES A PREFERRED STOCK, PURSUANT TO NRS 78.1955

Pursuant to NRS 78.1955, Aquagen International Inc.'s Board of Directors, by unanimous resolution, hereby fixes and determines the designation of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to Series A Preferred Stock, as follows:

1. **Designation.** The series of Preferred Stock provided for by this resolution shall be designated "Series A Convertible Preferred Stock" (hereafter referred to as **"Series A Stock"**).

2. **Authorization.** The number of shares constituting the Series A Stock shall be 6,000,000 shares.

3. **Rank.** The Series A Stock shall, with respect to voting, dividend rights, rights on redemption, rights on conversion and rights on liquidation, winding up and dissolution, rank senior to all common stock, warrants and options to purchase Common Stock established by the Board or the Stockholders (all of such equity securities of the Corporation to which the Series A Stock ranks senior are collectively referred to herein as **"Junior Stock"**).

4. **Dividends.** The holders of Series A Stock are entitled to an annual cumulative dividend subject to the Corporation's ability to pay such dividends as limited by Nevada law.

5. **Liquidation Preference.** . In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Stock shall be entitled to receive, out of the assets of the Corporation, whether those assets are capital or surplus of any nature, an amount equal to $5.00 per share of Series A Stock, plus all accrued and unpaid dividends on the date of that distribution, and no more, before any payment shall be made or any assets distributed to the holders of Junior Stock, and the remaining assets shall be distributed ratably to the holders of Junior Stock. If upon liquidation, dissolution, or winding up of the Corporation the assets thus distributed among the holders of Series A Stock shall be insufficient to permit the payment to those stockholders of the full preferential amounts, then the entire assets of the Corporation to be distributed shall be distributed ratably among the holders of Series A Stock.

A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up, within the meaning of this paragraph.

6. **Voting Rights.** Shares of the Corporation's Series A Stock entitle the holder thereof to vote on matters requiring approval of the stockholders of the Corporation at the rate of five votes for every share of Series A Stock held.

7. **Conversion Rights.**

(a) Each holder of Series A Stock shall be entitled to convert the Series A Stock into the Corporation's common stock on a 1:5 basis into fully paid and non-assessable Common Stock.

The conversion of Series A Stock described herein is elective and shall be exercised by surrendering for such purpose to the Corporation, at any place where the Corporation shall maintain a transfer agent for its Common Stock or Series A Stock, certificates representing the shares to be converted, duly endorsed in blank or accompanied by proper instruments of transfer, and at the time of such surrender, the person exercising such option to convert shall be deemed to be the holder of record of Common Stock issuable on such conversion, notwithstanding that the share register of the Corporation shall then be closed.

(b) The number of shares of Common Stock into which Series A Stock may be converted shall be subject to adjustment from time to time in certain cases as follows:

(i) The Corporation shall be entitled to make such further adjustments as it considers advisable in order that any event treated for federal income tax purposes as a dividend or other distribution of stock or stock rights will not be taxable, so far as practicable, to the recipient of such dividends or distributions.

(c) Whenever the amount of Common Stock deliverable upon the conversion of Series A Stock shall be adjusted pursuant to the provisions hereof, the Corporation shall forthwith file, at its principal executive office and with any transfer agent or agents for Series A Stock and for its Common Stock, a statement stating the adjusted amount of its Common Stock or other securities deliverable per Series A Stock and setting forth in reasonable detail the method of calculation and the facts requiring such adjustment and upon which such calculation is based. Each adjustment shall remain in effect until a subsequent adjustment hereunder is required.

(d) The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, the full number of shares of Common Stock deliverable upon the conversion of all the then outstanding shares of Series A Stock and shall take all such action and obtain all such permits or orders as may be necessary to enable the Corporation lawfully to issue such shares of Common Stock upon the conversion of shares of Series A Stock.

(e) No fractional shares of Common Stock shall be issued upon conversion of Series A Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of the Corporation's Common Stock on the date of

conversion, as determined in good faith by the Board.

8. **Exclusion of Other Rights**. Except as herein provided or as may otherwise be required by law, the shares of Series A Stock shall not have any preferences or relative, participating, optional or other special rights other than those specifically set forth in this resolution and in the Certificate of Incorporation, as amended from time to time, of the Corporation.